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                                                                Exhibit 12(a).

NORWEST CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                                         Year Ended December 31
(In thousands)                                1993       1992       1991       1990       1989

Computation of Income:
  Income before
    income taxes                          $  937,705    603,281    467,685    266,417    371,030
Capitalized interest                               -        (24)         -        (13)      (165)
  Income before income
    taxes and capitalized
    interest                                 937,705    603,257    467,685    266,404    370,865
Fixed charges                              1,401,677  1,549,135  2,059,643  2,234,004  2,131,427
Total income for
  computation                             $2,339,382  2,152,392  2,527,328  2,500,408  2,502,292
Total income for
  computation excluding
  interest on deposits
  from fixed charges                      $1,561,888  1,226,461  1,154,308  1,073,853  1,134,320


Computation of Fixed Charges:
  Net rental expense (a)                  $  130,892    119,902    106,183     98,548     90,829
  Portion of rentals deemed
    representative of interest            $   43,631     39,967     35,394     32,849     30,276
Interest:
  Interest on deposits                       777,494    925,931  1,373,020  1,426,555  1,367,972
  Interest on federal funds
    and other short-term
    borrowings                               234,263    273,432    342,595    510,443    479,458
  Interest on long-term debt                 346,289    309,781    308,634    264,144    253,556
  Capitalized interest                             -         24          -         13        165
    Total interest                         1,358,046  1,509,168  2,024,249  2,201,155  2,101,151
Total fixed charges                       $1,401,677  1,549,135  2,059,643  2,234,004  2,131,427
Total fixed charges-
    excluding interest on
    deposits                              $  624,183    623,204    686,623    807,449    763,455
Ratio of Income to
  Fixed Charges:
    Excluding interest on
      deposits                                 2.50x       1.97       1.68       1.33       1.49
    Including interest on
      deposits                                 1.67x       1.39       1.23       1.12       1.17

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(a) Includes equipment rentals.

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